FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Resolutions adopted by the Ordinary General Shareholders’ Meeting of Banco Santander, S.A. held on 17 June 2011

IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 17 June 2011, the following resolutions were passed:
““ONE.—
ONE A.— To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2010.
ONE B.— To approve the corporate management for financial year 2010.
TWO.— To approve the application of results obtained by the Bank during Financial Year 2010, which amount up to 3,331,864,894.00 euros, distributing them as follows:

Euros	1,838,949.22	to increase the Voluntary Reserve.

Euros	3,330,025,944.78	for the payment of dividends, which have already been paid out prior to the date of the ordinary General Shareholders’ Meeting (3,043.7 million euros) and the acquisition of free-of-charge allotment rights, with a waiver of the exercise, of those shareholders who chose to receive cash remuneration, equivalent to the second and third interim dividend (286.3 million euros) under the Santander Scrip Dividend programme.

Euros	3,331,864,894.00	in total.
In addition to the said amount of 3,330 million euros, a further 1,668.7 million euros will be used to remunerate shareholders under such program and through the free-of-charge capital increase approved by the shareholders at the General Shareholders’ Meeting held on 11 June 2010, under Item Seven A and Seven B of the agenda.
THREE.—
With respect to the annual renewal of one-fifth of board positions provided by Article 55 of the Bylaws, and notwithstanding the effectiveness through 2012 of the positions of the persons listed in items THREE D:

THREE A.—	To re-elect Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea as director.

THREE B.—	To re-elect Mr. Rodrigo Echenique Gordillo as director.

THREE C.—	To re-elect Lord Burns as director.

THREE D.—	To re-elect Assicurazioni Generali S.p.A. as director.

Notwithstanding the re-election for five years of the directors indicated in the above items, such re-election shall be deemed to be for a period of three years upon effectiveness of the amendment of Article 55.1 of the Bylaws, which is being submitted for approval at this General Shareholders’ Meeting.
FOUR.— To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2011.
FIVE.—
FIVE A.—
(i)	To amend the title and section 2 of Article 8 of the Bylaws, without changing section 1 thereof, such that Article 8 will hereafter read as follows:
“Article 8. Unpaid subscriptions
1.
Unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase.

2.
Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscriptions shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.”

(ii)	To amend section 4 of Article 11 of the Bylaws, without changing the other sections thereof, such that section 4 of Article 11 will hereafter read as follows:
“4.	If the shares are pledged, the owner thereof shall be entitled to exercise shareholder rights. The pledgee shall have the obligation to facilitate the exercise of such rights.

In the event that the owner fails to comply with his obligation to pay unpaid contribution amounts, the pledgee may perform such obligation himself or foreclose on the pledge.”
(iii)	To amend Article 15 of the Bylaws, which will hereafter read as follows:
“Article 15. Exclusion of pre-emptive rights
1.
The shareholders acting at the general shareholders’ meeting or the board of directors approving an increase in share capital, as the case may be, may resolve to exclude the pre-emptive rights of the shareholders to further the best interests of the Company.

2.
The pre-emptive rights of existing shareholders and convertible debentures holders shall be excluded when the capital increase is due to the conversion of debentures into shares, the merger of another company into the Company or of all or part of the assets split off from another company, or when the Company has made a tender offer for securities the consideration for which consists, in whole or in part, of securities to be issued by the Company or, in general, when the increase is carried out in consideration for non-cash contributions.”

(iv)	To amend section 1 of Article 16 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 16 will hereafter read as follows:
“1.
Capital reductions may be effected by reducing the par value of the shares or by repurchasing them or dividing them into groups for exchange. Capital reductions may be effected in order to return the value of contributions, to release unpaid subscriptions, establish or increase reserves or to restore the balance between the share capital and net assets.”

(v)	To amend section 2 of Article 18 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 18 will hereafter read as follows:
“2.	The pre-emptive rights of the shareholders in connection with the issuance of convertible debentures may be excluded as provided by law.”
FIVE B.—
(i)	To amend section 2 of Article 20 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 20 will hereafter read as follows:
“2.	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:
(i)	To appoint and remove the directors and to ratify or revoke the interim appointments of such directors made by the board itself, as well as to examine and approve their performance;
(ii)	To appoint and remove the auditors and liquidators;

(iii)	To commence claims for liability against directors, liquidators and auditors;

(iv)
To approve, if appropriate, the annual accounts and corporate management and adopt resolutions on the allocation of results, as well as to approve, also if appropriate, the consolidated annual accounts;

(v)
To adopt resolutions on the issuance of debentures or other fixed-income securities, any capital increase or reduction, the transformation, merger or split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment of the bylaws;

(vi)	To authorize the board of directors to increase the share capital, pursuant to the provisions of the Spanish Capital Corporations Law and of these bylaws;

(vii)	To authorize the acquisition of the Company’s own stock;

(viii)	To decide on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law;

(ix)	To decide upon matters submitted to the shareholders at the general shareholders’ meeting by resolution of the board of directors;

(x)
To decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, regardless of who the beneficiary of such compensation systems may be;

(xi)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Company, thus turning the Company into a mere holding company;

(xii)	To approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume thereof, they entail an actual change of the corporate purpose; and

(xiii)	To approve transactions whose effect is tantamount to the liquidation of the Company.”
(ii)	To amend section 1 of Article 24 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 24 will hereafter read as follows:
“1.
Notice of all types of meetings shall be given by means of a public announcement in the Official Bulletin of the Commercial Registry and on the Company’s website (www.santander.com), at least one month prior to the date set for the Meeting.”

(iii)	To amend section 1 of Article 25 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 25 will hereafter read as follows:
“1.
The general shareholders’ meeting shall be validly established on first call if the shareholders present in person or by proxy hold at least twenty-five percent of the subscribed share capital carrying the right to vote. On second call, the meeting shall be validly established regardless of the capital in attendance.

However, if the shareholders are called upon to deliberate on amendments to the bylaws, including the increase and reduction of share capital, on the transformation, merger, split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad, on the issuance of debentures or on the exclusion or limitation of pre-emptive rights, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the general meeting shall be held upon second call.

When shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favorable vote of two-thirds of the share capital present or represented at the meeting.”

(iv)	To amend section 1 of Article 26 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 26 will hereafter read as follows:
“1.
The holders of any number of shares registered in their name in the respective book-entry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of pending subscriptions shall be entitled to attend general shareholders’ meetings.

In order to attend the general shareholders’ meeting, one must obtain the corresponding name-bearing attendance card to be issued with reference to the list of shareholders having such right.”

(v)	To amend section 1 of Article 28 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 28 will hereafter read as follows:
“1.
The general shareholders’ meeting shall be held at the place indicated in the call to meeting, within the municipal area where the Company’s registered office is located. However, the meeting may be held at any other place within Spain if so resolved by the board of directors on occasion of the call to meeting.”

(vi)	To amend section 1 of Article 30 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 30 will hereafter read as follows:
“1.
Before the agenda is taken up, the list of attendees shall be prepared, setting forth the name of the shareholders present and that of the shareholders represented and their proxies, as well as the number of shares they hold.

For purposes of a quorum, non-voting shares shall only be counted in the specific cases established in the Spanish Capital Corporations Law.”

(vii)	To amend section 6 of Article 34 of the Bylaws, without changing the other sections thereof, such that section 6 of Article 34 will hereafter read as follows:
“6.	Remote attendance at the shareholders’ meeting via simultaneous teleconference and the casting of a remote, electronic vote shall be governed by the rules and regulations for the general meeting.

The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the length of the period, if any, prior to the meeting within which those who will attend by means of data transmission must send their participation statements and proposed resolutions, the identification that may be required of such remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the Law, the bylaws and the rules and regulations for the general shareholders’ meeting.”

(viii)	To amend section 2 of Article 35 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 35 will hereafter read as follows:
“2.
The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Spanish Capital Corporations Law.”

(ix)	To amend section 2 of Article 42 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 42 will hereafter read as follows:
“2.
The provisions of the preceding paragraph do not affect the sovereignty of the shareholders acting at the general shareholders’ meeting or detract from the effectiveness of the proportional system, which shall be mandatory whenever there is a voting trust pursuant to the provisions of the Spanish Capital Corporations Law.”

(x)	To amend section 4 of Article 53 of the Bylaws, without changing the other sections thereof, such that section 4 of Article 53 will hereafter read as follows:
“4.	The audit and compliance committee shall have at least the following powers and duties:
(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.
(ii)
Supervise the effectiveness of the Bank’s internal control, the internal audit and the risk management systems, and discuss with the auditor any significant weaknesses detected in the internal control system during the conduct of the audit.

(iii)	Supervise the process of preparation and submission of regulated financial information.

(iv)
Propose to the board of directors, for submission by it to the shareholders at the general shareholders’ meeting the appointment of the auditor, pursuant to the rules and regulations applicable to the Company.

(v)
Establish appropriate relationships with the auditor to receive information on those issues that might jeopardize the independence thereof, for examination by the audit and compliance committee, and on any other issues relating to the financial statements audit process, as well as maintain such other communication as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

In any event, the audit and compliance committee shall receive annually from the auditor written confirmation of its independence in relation to the Company or to entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor or by persons or entities related thereto, pursuant to the provisions of Law 19/1988, of 12 July, on Audit of Financial Statements.

(vi)
Issue, on an annual basis and prior to the issuance of the auditor’s report, a report stating an opinion on the independence of the auditor. Such report shall, in all cases, contain an opinion regarding the provision of the additional services mentioned in sub-section (v) above.”

(xi)	To amend section 1 of Article 55 of the Bylaws, without changing the other sections thereof, such that section 1 of Article 55 will hereafter read as follows:
“1.
One-third of the board shall be renewed every year, following the order established by the length of service on the board, according to the date and order of the respective appointment. This means that the term of office of directors shall be of three years. Outgoing directors may be re-elected.”

(xii)	To amend the title and section 1 of Article 59 of the Bylaws, without changing section 2 thereof, such that the title and section 1 of Article 59 will hereafter read as follows:
“Article 59. Transparency of the director compensation system
“1.
The board of directors shall, on an annual basis, approve a report on the director compensation policy, which shall include complete, clear and understandable information regarding (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report shall be made available to the shareholders when the ordinary general shareholders’ meeting is called and shall be submitted to a consultative vote thereof as a separate item on the agenda. The contents of the report shall be governed by the provisions of the rules and regulations of the board.”

(xiii)	To amend Article 61 of the Bylaws by amending section 1 thereof and including a new section 3, without changing the other sections, such that Article 61 will hereafter read as follows:
“Article 61. Website.
1.
The Company shall have a website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

2.
Without prejudice to any additional documentation required by applicable regulations, the Company’s website shall include at least the information and documents set forth in the rules and regulations of the board.

3.
On occasion of the call to general shareholders’ meetings, an electronic shareholders’ forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided by law will have access, with all due assurances, in order to facilitate their communication prior to the holding of general shareholders’ meetings. The regulations for the electronic shareholders’ forum may be further developed by the rules and regulations for the general shareholders’ meeting, which, in turn, may entrust to the board of directors the regulation of all required procedural aspects.”

FIVE C.—
(i)	To amend section 4 of Article 62 of the Bylaws, without changing the other sections thereof, such that section 4 of Article 62 will hereafter read as follows:
“4.
The annual accounts and the management report of the Company shall be reviewed by the auditors appointed by the shareholders at the general shareholders’ meeting prior to the end of the fiscal year to be audited, for a specified term which may not be less than three years or greater than nine, from the date of the beginning of the first fiscal year to be audited. The auditors may be re-elected by the shareholders at the general shareholders’ meeting for maximum terms of three years following the expiration of the original term.”

(ii)	To amend section 2 of Article 69 of the Bylaws, without changing the other sections thereof, such that section 2 of Article 69 will hereafter read as follows:
“2.
The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraud or gross negligence.”

Pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other matters relating to the legal rules and regulations applicable to credit institutions, the foregoing proposals are conditional upon the granting of the administrative authorisation mentioned in Section 8.1 of such Royal Decree.

SIX.—
SIX A.—
(i)	To amend the Preamble to the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:
“PREAMBLE
Following the recommendation of the Special Commission for the Promotion of Transparency and Security in the Financial Markets and Listed Companies (Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados Financieros y en las Sociedades Cotizadas) and the legal mandate contained in Section 512 of the Spanish Capital Corporations Law, and taking into consideration the practice of Spanish listed companies with respect to the organization and holding of General Shareholders’ Meetings, these Rules and Regulations for the General Shareholders’ Meeting of Banco Santander, S.A. (hereinafter, the “Bank” or the “Company”) have three purposes. First, they establish a rule of transparency by making public, pursuant to legal and by-law requirements, the procedures for preparing and holding General Shareholders’ Meetings; second, they specify how the shareholders’ voting rights are to be exercised on the occasion of the call to and holding of General Shareholders’ Meetings; and, third, they attempt to systematize the process of organizing and holding the General Shareholders’ Meeting, with the conviction that all of the foregoing will be to the benefit of the shareholders, this document constituting a required reference for their informed participation in the General Shareholders’ Meetings.”
(ii)
To amend section 2 of Article 2 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sections thereof, such that section 2 of Article 2 will hereafter read as follows:

“2.
Pursuant to the provisions of the Bylaws, the shareholders at a General Shareholders’ Meeting may adopt resolutions on any matter pertaining to the Company, with the following powers being specifically reserved to them:

I.
Approval of Rules and Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the Bylaws, shall govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.

II.
Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance.

III.	Appointment and removal of the Auditors and Liquidators.

IV.	Commencement of claims for liability against Members of the Board of Directors, Liquidators or Auditors.

V.
Approval, if appropriate, of the annual accounts and the corporate management and of resolutions on the allocation of earnings, as well as approval, also if appropriate, the consolidated annual accounts.

VI.
Resolutions on the issuance of debentures, or other fixed-income securities, any capital increase or decrease, the transformation, merger or split-off, the overall assignment of assets and liabilities, the relocation of the registered office abroad and the dissolution of the Company and, in general, any amendment to the Company’s Bylaws.

VII.	Authorizing the Board of Directors to increase the capital stock, pursuant to the provisions of the Spanish Capital Corporations Law.

VIII.	Conferral upon the Board of Directors of such powers as they may deem advisable for unforeseen events.

IX.	Authorizing the acquisition of the Company’s own stock.

X.	Deciding on the exclusion or limitation of pre-emptive rights, without prejudice to the possibility of delegating this power to the directors as provided by law.

XI.	Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.

XII.
Deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.

XIII.	Resolutions on the contribution to dependent companies of the Company’s operating assets, converting it into a pure holding company.

XIV.	Approval, if appropriate, of the acquisition or transfer of assets when, due to the quality or volume thereof, such acquisition or transfer entails an effective change in the corporate purpose.

XV.	Resolutions approving transactions that would have an effect equivalent to the liquidation of the Company.

XVI.	Deciding or voting on any other matter assigned under the law or the Bylaws.”
SIX B.—
(i)
To amend section 1 of Article 4 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sections thereof, such that section 1 of Article 4 will hereafter read as follows:

“Article 4. Call to the General Shareholders’ Meeting
1.	The General Shareholders’ Meeting must be formally convened by the directors during the first six months of each fiscal year.

Furthermore, the directors shall call an Extraordinary General Shareholders’ Meeting whenever they deem it advisable in the best interest of the Company. They must also call an Extraordinary General Shareholders’ Meeting whenever shareholders holding at least five percent of the capital stock so request, and such request sets forth the matters to be addressed at the Meeting. In this event, the directors shall, within a period not to exceed fifteen days following the date on which a notarized request is made for such purpose, call the meeting as much in advance as is at a minimum required by law. The directors shall prepare the agenda, which must include the matters contained in the request.

(ii)
To amend the second paragraph of Article 5 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other paragraphs thereof, such that the second paragraph of Article 5 will hereafter read as follows:

“The announcement of the call to meeting shall state the name of the Company, the date and time of the meeting on first call as well as the agenda, which shall set forth all the matters to be addressed. Furthermore, the announcement shall state the date on which the General Shareholders’ Meeting shall be held on second call, if such call occurs.”

(iii)	To add, below Article 6, a new Article 6.bis with the following text:

“Article 6.bis. Electronic Shareholders’ Forum

On occasion of the call to General Shareholders’ Meetings, an Electronic Shareholders’ Forum shall be enabled for use on the Company’s website, to which both individual shareholders and any voluntary associations that they may create as provided by law will have access, with all due assurances, in order to facilitate their communication prior to the holding of General Shareholders’ Meetings. The following may be published in the Forum: proposals sought to be submitted as a supplement to the agenda announced in the call to meeting; requests for adherence to such proposals; initiatives aimed at reaching the percentage sufficient to exercise a minority right contemplated by law, and offers or solicitations of voluntary proxies. The Board of Directors may further develop the foregoing provisions by establishing the procedure, time periods and other terms and conditions applicable to the operation of the Electronic Shareholders’ Forum.”

(iv)
To amend the third and fifth paragraphs of Article 8 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other paragraphs thereof, such that the third and fifth paragraphs of Article 8 will hereafter read as follows:

Third paragraph:

“In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Spanish Capital Corporations Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law.”

Fifth paragraph:

“Without prejudice to the provisions of Section 187 of the Spanish Capital Corporations Law, proxies shall be conferred pursuant to the provisions of Section 184.2 thereof.”
SIX C.—
(i)	To amend Article 12 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:
“Article 12. Holding General Shareholders’ Meeting
1.
The General Shareholders’ Meeting shall be validly established on first call with the attendance, in person or by proxy, of shareholders holding the corresponding minimum percentage of subscribed capital with the right to vote pursuant to the Spanish Capital Corporations Law or the Bylaws. If a sufficient quorum is not achieved, the General Shareholders’ Meeting shall be held on second call.

2.
The General Shareholders’ Meeting shall be held within the municipality where the Company’s registered office is located and at the place determined for such purpose by Board of Directors, which shall be indicated in the call to meeting. However, the Board of Directors may resolve that the meeting be held at any other place within Spain by so stating in the call to meeting.

If for any reason it is necessary to hold the meeting in separate premises, they shall have audiovisual media allowing real-time interactivity and communications between the premises and therefore continuity of the proceedings.”

(ii)	To amend Article 19 of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Article 19. Proposals

Without prejudice to the possibility of submitting proposals for resolutions under the provisions of Section 168 of the Spanish Capital Corporations Law prior to the call to the General Shareholders’ Meeting and to the rules set forth in the Additional Provision of these Rules and Regulations for those attending by means of data transmission that permit their real-time connection, shareholders may, during the shareholder presentation period, submit proposed resolutions to the General Shareholders’ Meeting regarding any matter on the agenda which is not legally required to be made available to the shareholders at the time the call to meeting is published, and regarding those matters that may be debated at the Shareholders’ Meeting without such matters appearing on the agenda.”

(iii)
To amend sub-section (iv) of section three of Article 21 of the Rules and Regulations for the General Shareholders’ Meeting, without changing the other sub-sections of such section or the other sections of the article, such that the aforementioned sub-section (iv) of section three of Article 21 will hereafter read as follows:

“(iv)
For the adoption of resolutions with respect to matters not included in the agenda, the shares of shareholders who have participated in the Shareholders’ Meeting by distance voting shall not be deemed shares which are present in person or by proxy. For the adoption of any of the resolutions to which sub-sections 1 and 2 of Section 514 of the Spanish Capital Corporations Law refer, the shares with respect to which no voting rights can be exercised based on the application of the provisions of said section, shall not be deemed shares present in person or by proxy.”

(iv)	To amend the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, which will hereafter read as follows:

“Additional Provision. Attendance at the Shareholders’ Meeting by Distance Means of Communication in Real Time

The shareholders entitled to attend may attend the General Shareholders’ Meeting using teleconference facilities that permit real time connection to the site(s) where the Meeting is being held, provided that the Board of Directors so resolves because the state of the technology permits. Specifically, the media that can be used for such purpose, and that the Board might allow, must permit assurance of the identity of the shareholders, the proper exercise of their rights, real time interactivity and proper order of the meeting.

Attendance of shareholders at the Shareholders’ Meeting in this event shall be subject to the following rules, which the Board of Directors may expand upon and complete:
(i)
The call to meeting shall stipulate how long prior to the start of the Meeting a shareholder who wishes to attend the Shareholders’ Meeting must connect in order to be deemed present. Any shareholder who makes the connection after the time established shall not be deemed present.

(ii)
Rights to information and vote shall be exercised by such electronic distance means of communication as permitted by the Bylaws and these Rules and Regulations. The Board of Directors shall determine the procedure and deadlines for the exercise of such rights during the course of the Shareholders’ Meeting.

(iii)
Pursuant to the provisions of Section 182 of the Spanish Capital Corporations Law, the directors may, on occasion of the call to the Meeting, decide that the participation statements and proposed resolutions that those who will attend by means of data transmission may intend to submit as provided by law be sent to the Company in advance of the establishment of the Meeting.

(iv)
In addition, and except in the event that any of the circumstances for denial contemplated in the Law, the Bylaws or these Rules and Regulations is present, all requests for information or clarification submitted by remote attendees during the course of the Meeting shall be answered in writing within seven days, without prejudice to the possibility of responding to them during the meeting itself.

(v)
A shareholder wishing to attend the Shareholders’ Meeting must identify himself by digital signature or some other form of identification, as determined by the Board of Directors in a resolution adopted to such end, providing adequate assurances of authenticity and the identity of the shareholder in question.

The Board of Directors may establish and update the media and procedures appropriate to the state of the technology to handle the remote attendance and casting of electronic votes from a distance during the holding of the Shareholders’ Meeting, adapting, if appropriate, to the rules and regulations for this system and to the provisions of the Bylaws and these Rules and Regulations. Such media and procedures shall be published on the Company’s website.
If due to technical circumstances not attributable to the Company, remote attendance at the Shareholders’ Meeting in the expected manner should not be possible or during the Shareholders’ Meeting there is an interruption of the communication or it is ended, this circumstance cannot be invoked as an illegitimate deprivation of shareholder rights.”

SEVEN.— To delegate to the Board of Directors, pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, of the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting in the amount of FIVE HUNDRED MILLION EUROS.
In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares — with or without a premium and with or without voting rights — or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.
The capital increase referred to in this resolution shall become void if the Board of Directors does not exercise the powers delegated to it within the one (1) year period provided by the shareholders acting at the General Shareholders’ Meeting for carrying out the resolution.
The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.
EIGHT.—
EIGHT A.— Increase in share capital with charge to reserves
1.— Capital increase
It is resolved to increase the share capital in the amount resulting from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth in point 2 below (the “New Shares”).
The capital increase is carried out through the issuance of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.
The capital increase is entirely charged to the freely distributable reserve called voluntary reserves, originating from retained earnings, which amounts to 1,744.231 million Euros as of 31 December 2010.
The New Shares are issued at par value, that is, for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.
In accordance with Section 311 of the Spanish Capital Corporations Law, the possibility of incomplete allotment of the capital increase is foreseen.

2.— New Shares to be issued
The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:
NAN = NTAcc / Num. rights
where,
NAN = Number of New Shares to be issued;
NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee agrees to execute the capital increase; and
Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:
Num. rights = NTAcc / Num. provisional shares.
where,
Num. provisional shares = Amount of the Alternative Option / PreCot.
For the purposes hereof:
“Amount of the Alternative Option” is the maximum reference market value of the capital increase, which shall be determined by the Board of Directors, or the Executive Committee by delegation thereof, based on the number of outstanding shares (i.e., NTAcc) and the remuneration paid to the shareholders with a charge to financial year 2011 through such time, and which may not be a figure greater than 1,100 million euros.
“PreCot” is the average of the weighted average price of the shares of the Bank on the Spanish Stock Exchanges in the 5 business days prior to the resolution of the Board of Directors, or the Executive Committee by delegation thereof, to execute the capital increase, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth.
3.— Free allotment rights
Each outstanding share of the Bank will grant its holder one free allotment right.
The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion between the number of New Shares and the number of outstanding shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for each number of free allotment rights, calculated in accordance with section 2 (Num. rights) held by them.
The holders of bonds convertible into shares of Banco Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio of bonds per shares, in proportion to the amount of the capital increase.
In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) (“Iberclear”) at 23:59 on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the term determined by the Board of Directors, or the Executive Committee by delegation thereof, with a minimum term of fifteen calendar days.
4.— Irrevocable undertaking to acquire free allotment rights
The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to acquire the free allotment rights at the price indicated below. The Purchase Undertaking will be in force and may be accepted during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, orthe Executive Committee by delegation thereof. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), with the maximum limit of the total of the rights issued and having to comply at all times with the applicable legal requirements. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth:
Purchase Price = PreCot / (Num. rights+1)
5.— Balance sheet and reserve to which the share capital increase will be charged
The balance sheet used for purposes of this capital increase is that corresponding to 31 December 2010, duly audited and approved by this ordinary General Shareholders’ Meeting.
As indicated above, the capital increase will be charged entirely to the freely distributable reserve called voluntary reserves, and originating from retained earnings, which amounted to 1,744.231 million euros as of 31 December 2010.
6.— Representation of the New Shares
The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.
7.— Rights of the New Shares
The New Shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up.

8.— Shares in deposit
Once the free allotment rights trading period has ended, the New Shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be maintained in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the ending date of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with Section 117 of the Spanish Capital Corporations Law. The net amount of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.
9.— Application for the admission to listing
It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System, as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.
It is expressly stated that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at the relevant time.
10.— Execution of the capital increase
Within one year from the date of this resolution, the Board of Directors, or the Executive Committee by delegation thereof, may resolve to execute the capital increase and to set forth the conditions of the capital increase regarding those matters not provided for in the current resolution. However, if the Board of Directors does not consider it advisable to execute the capital increase within such term, it may propose to the General Shareholders’ Meeting that the capital increase be revoked.
Upon completion of the free allotment rights trading period:
(a)
The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its participant entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)
The Board of Directors, or the Executive Committee by delegation thereof, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of the voluntary reserves to the capital increase in the relevant amount, thus fully paying-up the New Shares.

Likewise, upon the termination of the free allotment rights trading period, the Board of Directors, or the Executive Committee by delegation thereof, will pass the relevant resolutions amending the Bylaws in order to reflect the new share capital figure resulting from the capital increase and applying for the admission to listing of the New Shares on the Spanish and foreign Stock Exchanges on which shares of the Bank are listed.

11.— Delegation for the execution
In accordance with Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to empower the Board of Directors with express authority to delegate in turn to the Executive Committee, to establish the terms and conditions of the capital increase as to all matters not provided for in the current resolution. For illustrative purposes only, the Board of Directors is empowered, with express authorisation to empower the Executive Committee:
1.—	To determine the date on which the agreed resolution of capital increase will be executed, which must in any event occur within one year from its approval.

2.—
To determine the exact amount of the capital increase, the number of New Shares, the Amount of the Alternative Option, and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by this General Shareholders’ Meeting.

3.—	To determine the duration of the free allotment rights trading period.

4.—	To declare the capital increase closed and executed.

5.—	To amend sub-sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the capital increase.

6.—	To waive the New Shares corresponding to the free allotment rights owned by the Bank at the end of the trading period of such rights.

7.—
To take such actions as may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the national and international Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable requirements for each of the aforementioned Stock Exchanges.

8.—
To carry out all actions as may be necessary or convenient to achieve the execution and formalisation of the capital increase before any entities and public or private authorities, Spanish or foreign, including actions of statement, supplement or remedy of defects or omissions that may prevent or hinder the full effect of the preceding resolutions.

OCTAVO B.— Increase in share capital with charge to reserves
1.— Capital increase
It is resolved to increase the share capital in the amount resulting from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth in point 2 below (the “New Shares”).
The capital increase is carried out through the issuance of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.
The capital increase is entirely charged to the freely distributable reserve called voluntary reserves, originating from retained earnings, which amounts to 1,744.231 million Euros as of 31 December 2010.

The New Shares are issued at par value, that is, for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.
In accordance with Section 311 of the Spanish Capital Corporations Law, the possibility of incomplete allotment of the capital increase is foreseen.
2.— New Shares to be issued
The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:
NAN = NTAcc / Num. rights
where,
NAN = Number of New Shares to be issued;
NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee agrees to execute the capital increase; and
Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:
Num. rights = NTAcc / Num. provisional shares.
where,
Num. provisional shares = Amount of the Alternative Option / PreCot.
For the purposes hereof:
“Amount of the Alternative Option” is the maximum reference market value of the capital increase, which shall be determined by the Board of Directors, or the Executive Committee by delegation thereof, based on the number of outstanding shares (i.e., NTAcc) and the remuneration paid to the shareholders with a charge to financial year 2011 through such time, and which may not be a figure greater than 1,100 million euros.
“PreCot” is the average of the weighted average price of the shares of the Bank on the Spanish Stock Exchanges in the 5 business days prior to the resolution of the Board of Directors, or the Executive Committee by delegation thereof, to execute the capital increase, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth.

3.— Free allotment rights
Each outstanding share of the Bank will grant its holder one free allotment right.
The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion between the number of New Shares and the number of outstanding shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for each number of free allotment rights, calculated in accordance with section 2 (Num. rights) held by them.
The holders of bonds convertible into shares of Banco Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio of bonds per shares, in proportion to the amount of the capital increase.
In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.
The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) (“Iberclear”) at 23:59 on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the term determined by the Board of Directors, or the Executive Committee by delegation thereof, with a minimum term of fifteen calendar days.
4.— Irrevocable undertaking to acquire free allotment rights
The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to acquire the free allotment rights at the price indicated below. The Purchase Undertaking will be in force and may be accepted during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, orthe Executive Committee by delegation thereof. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), with the maximum limit of the total of the rights issued and having to comply at all times with the applicable legal requirements. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded up or down to the nearest thousandth of a Euro and, in case of half a thousandth of a Euro, rounded up to the nearest thousandth:
Purchase Price = PreCot / (Num. rights+1)
5.— Balance sheet and reserve to which the share capital increase will be charged
The balance sheet used for purposes of this capital increase is that corresponding to 31 December 2010, duly audited and approved by this ordinary General Shareholders’ Meeting.
As indicated above, the capital increase will be charged entirely to the freely distributable reserve called voluntary reserves, and originating from retained earnings, which amounted to 1,744.231 million euros as of 31 December 2010.
6.— Representation of the New Shares
The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

7.— Rights of the New Shares
The New Shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up.
8.— Shares in deposit
Once the free allotment rights trading period has ended, the New Shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be maintained in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the ending date of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with Section 117 of the Spanish Capital Corporations Law. The net amount of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.
9.— Application for the admission to listing
It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System, as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.
It is expressly stated that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded in compliance with the requirements established in Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at the relevant time.
10.— Execution of the capital increase
Within one year from the date of this resolution, the Board of Directors, or the Executive Committee by delegation thereof, may resolve to execute the capital increase and to set forth the conditions of the capital increase regarding those matters not provided for in the current resolution. However, if the Board of Directors does not consider it advisable to execute the capital increase within such term, it may propose to the General Shareholders’ Meeting that the capital increase be revoked. In particular, to decide to execute the increase the Board of Directors, or the Executive Committee by delegation thereof, may study and take into account the market conditions and the level of acceptance of the increase of capital approved by the General Shareholders’ Meeting under Item Eight A). Had this increase been executed, and in the event of these or other circumstances advising against it, in its judgement, the execution, the Board of Directors, or the Executive Committee by delegation thereof may submit its revocation to the General Shareholders’ Meeting.

Upon completion of the free allotment rights trading period:
(a)
The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its participant entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)
The Board of Directors, or the Executive Committee by delegation thereof, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of the voluntary reserves to the capital increase in the relevant amount, thus fully paying-up the New Shares.

Likewise, upon the termination of the free allotment rights trading period, the Board of Directors, or the Executive Committee by delegation thereof, will pass the relevant resolutions amending the Bylaws in order to reflect the new share capital figure resulting from the capital increase and applying for the admission to listing of the New Shares on the Spanish and foreign Stock Exchanges on which shares of the Bank are listed.
11.— Delegation for the execution
In accordance with Section 297.1a) of the Spanish Capital Corporations Law, it is resolved to empower the Board of Directors with express authority to delegate in turn to the Executive Committee, to establish the terms and conditions of the capital increase as to all matters not provided for in the current resolution. For illustrative purposes only, the Board of Directors is empowered, with express authorisation to empower the Executive Committee:
1.—	To determine the date on which the agreed resolution of capital increase will be executed, which must in any event occur within one year from its approval.

2.—
To determine the exact amount of the capital increase, the number of New Shares, the Amount of the Alternative Option, and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by this General Shareholders’ Meeting.

3.—	To determine the duration of the free allotment rights trading period.

4.—	To declare the capital increase closed and executed.

5.—	To amend sub-sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the capital increase.

6.—	To waive the New Shares corresponding to the free allotment rights owned by the Bank at the end of the trading period of such rights.

7.—
To take such actions as may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the national and international Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable requirements for each of the aforementioned Stock Exchanges.

8.—
To carry out all actions as may be necessary or convenient to achieve the execution and formalisation of the capital increase before any entities and public or private authorities, Spanish or foreign, including actions of statement, supplement or remedy of defects or omissions that may prevent or hinder the full effect of the preceding resolutions.”

In consideration of the foregoing, the shareholders are requested to approve the proposal submitted by the Board of Directors.

NINE.—
NINE A.—
I) To rescind and deprive of any effect, to the extent of the unused part, resolution EIGHT II) of the ordinary General Shareholders’ Meeting of 11 June 2010.
II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds and other fixed-income securities or debt instruments of a similar nature (including warrants) convertible and/or exchangeable into shares of the Company, all in accordance with the following conditions:
1.
Securities to be issued. The securities covered by this delegation may be debentures, bonds and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law and that are convertible into and/or exchangeable for shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe or purchase newly-issued shares of the Company or shares that are already outstanding, payable by means of physical delivery or set-off.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.
Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is EIGHT THOUSAND MILLION EUROS or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants of each issuance approved pursuant to the powers delegated hereby.

It is stated for the record that, as provided in Section 510 of the Spanish Capital Corporations Law, the limitation relating to the issuance of debentures established in subsection 1 of Section 405 of the Spanish Capital Corporations Law does not apply to the Bank.

4.
Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance (domestic or foreign) and the currency, and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds or debentures or any other denomination permitted by Law (including those that are subordinated, if any, and included in sub-section 1 of Section 7 of Law 13/1985 of 25 May and in Section 12.1 of Royal Decree 216/2008 of 15 February); the issuance date(s); whether the securities are mandatorily or voluntarily convertible and/or exchangeable and if, voluntarily, whether at the option of the holder of the securities or the issuer; if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or including a call option on the above-mentioned shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent or callable, and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or via book entry; the number of securities and the nominal value thereof which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the request, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition to issuance, and, if applicable, appointing the Examiner (Comisario), and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and it may use the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates of holders of the securities, to amend the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.
Basis and methods for conversion and/or exchange. In the event of issuances of fixed-income securities that are convertible into and/or exchangeable for shares of the Company and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)
Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of this entity in accordance with a fixed (determined or determinable) or variable conversion and/or exchange ratio, with the Board of Directors being authorised to determine whether they shall be convertible and/or exchangeable, and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if voluntarily, at the option of their holder or of the issuer, at the intervals and during the term established in the issuance resolution, which shall not exceed fifteen (15) years from the date of issuance.

(ii)
For purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the Board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution with or without a premium and with or without a discount, and in any case with a minimum of the greater of (a) the average exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, for a period to be determined by the Board of Directors not more than three months nor less than fifteen calendar days prior to the date of adoption by the Board of the resolution for the issuance of the fixed income securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of the adoption of such issuance resolution.

(iii)
The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetical mean of the closing prices of the shares of the Company on the Continuous Market for a period to be determined by the Board of Directors, not more than three months nor less than five days prior to the date of conversion and/or exchange, at a premium or at a discount, as the case may be, with respect to such price per share. The premium or discount may be different for each conversion and/or exchange date of each issuance (or for each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%.

(iv)
If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered upon conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on any given date.

(v)
Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. In such a case, the Board shall decide whether to pay the difference to each holder in cash for any difference that might occur.

(vi)
Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible debentures pursuant to the authorisation granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in Section 414 of the Spanish Capital Corporations Law.
6.
Rights of the holders of convertible securities. To the extent that the conversion and/or exchange into shares of the fixed-income securities that may be issued is possible, the holders thereof shall have such rights as are attributed thereto by the legislation in force.

7.
Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the Board of Directors shall also include, by way of example and not of limitation, the following powers:

(i)
The power for the Board of Directors, within the scope of the provisions of Sections 308, 417 and 511 Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain capital in the international markets, for the use of bookbuilding techniques, or when in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the Board under this authorization. In any event, if the Board decides to eliminate pre-emptive rights with respect to a specific issuance of convertible debentures that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with Section 417.2 and 511.3 of the Spanish Capital Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to the shareholders at the first General Shareholders’ Meeting to be held after the adoption of the issuance.

(ii)
The power to increase capital by the amount necessary to handle the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the remaining capital increases that have been approved within the scope of authorisations granted by the shareholders at the General Shareholders’ Meeting, does not exceed the limit of one-half of the share capital amount specified in Section 297.1.b) of the Spanish Capital Corporations Law. This authorisation to increase capital includes authorisation to issue and place into circulation, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, and authorisation to revise the text of the article of the Bylaws relating to the amount of the share capital and, if applicable, to nullify the portion of such capital increase that was not needed for conversion into shares.

(iii)
The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standard set forth in item 5 above and, in general and as broadly as possible, the determination of all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent General Shareholders’ Meetings held by the Company, the Board of Directors shall inform the shareholders on the use, if any, that has been made through such time of the delegated power to issue convertible and/or exchangeable into shares of the Company.
8.
Convertible warrants: The rules set forth in sub-sections 5 through 7 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous paragraphs, to decide on all matters it deems appropriate in connection with that kind of securities.

9.
Admission to trading. When appropriate, the Company shall request that the securities issued pursuant to this delegation be admitted to trading on official or unofficial, organised or unorganised, domestic or foreign markets, with the Board of Directors being authorised to carry out the procedures and activities before the competent bodies of the various domestic or foreign securities markets that may be necessary for admission to listing.

10.	Delegation. In turn, the Board of Directors is hereby authorised to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.
NINE B.— To authorize the Board of Directors such that, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to THIRTY-SEVEN THOUSAND MILLION EUROS, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes and debentures or debt instruments of a similar nature (including warrants payable by means of physical delivery or set-off). This power may be exercised by the Board of Directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused part.

In the exercise of the delegated powers granted herein, and by way of example and not limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance (domestic or foreign) and the currency, and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds or debentures or any other denomination permitted by Law (including those that are subordinated, if any, and included in sub-section 1 of Section 7 of Law 13/1985 of 25 May and in Section 12.1 of Royal Decree 216/2008 of 15 February); the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other pre-existing securities of other entities -and, if exchangeable, the circumstance permitting their mandatory or voluntary exchange, and, in the latter case, at the option of the holder of the securities or of the issuer- or including a call option on the above-mentioned shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent or callable, and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or via book entry; the number of securities and the nominal value thereof which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the request, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition to issuance, and, if appropriate, appointing the Examiner (Comisario), and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any, of holders of the securities that are issued.
The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and it may use, to the extent applicable, the means of withdrawal referred to in Section 430 of the Spanish Capital Corporations Law. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates of holders of the securities, to amend the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.
As to limits on the delegation, the maximum overall limit of the outstanding balance that can be reached at any time of the promissory notes or similar certificates issued, plus the nominal amount issued of other securities also issued under this authorization being given to the Board of Directors, is the stated amount of THIRTY-SEVEN THOUSAND MILLION EUROS. The sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above limit.
The Board of Directors is hereby authorised to delegate in turn to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.
Finally, it is stated for the record that, pursuant to the provisions of Section 510 of the Spanish Capital Corporations Law, the limitations provided in Section 405.1 of such law regarding the issuance of debentures does not apply to the Bank.

TEN.—
TEN A.—
Approval of the sixth cycle of the Performance Shares Plan.
To approve the sixth share delivery cycle linked to the attainment of objectives, which is subject to the following rules:
1.
Beneficiaries: The executives of the Santander Group (excluding Banesto) as determined by the Board of Directors, or the Executive Committee by delegation therefrom, excluding the executive directors, other members of senior management and those other executives who are beneficiaries of the Deferred and Conditional Variable Remuneration Plan referred to in item Ten C) below. The overall number of participants is expected to be approximately 6,500, although the Board of Directors, or the Executive Committee by delegation therefrom, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that is authorised at any time.

2.	Objectives: The objectives used to determine the number of shares for distribution (the “Objectives”) are linked to Total Shareholder Return (“TSR”).

For the purposes hereof, TSR shall mean the difference (expressed as a percentage) between the final value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, taking into account that dividends or other similar items received by the shareholders for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date on which the dividend or similar item was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values will be based on the listing prices indicated in sub-section 3 below.

At the end of the respective cycle, the TSR for Santander and each of the entities of the group identified below (the “Reference Group”) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to be distributed, based on the following scale and on the relative position of Santander within the Reference Group:

Position of	Percentage shares
Santander in the	earned of the
TSR ranking	maximum
1st — 5th	100.0%
6th	86%
7th	72%
8th	58%
9th	44%
10th	30%
11th and below	0%

The Reference Group will be made up of the following 17 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
Barclays	United Kingdom
Bank of America	The USA
BBVA	Spain
BNP Paribas	France
HSBC Holdings	The UK
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	The USA
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	The UK
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	The USA
The Board, or the Executive Committee by delegation therefrom, will, after a report from the Appointments and Remuneration Committee, have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprised in such Group. In such cases, no shares will be earned if Santander ranks below the mean (50%ile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50%ile); and, for intermediate positions between (but excluding) the mean and the first quartile (excluding the 25%ile), it will be calculated by linear interpolation.
3.
Duration: This sixth cycle will comprise the years 2011, 2012 and 2013. The calculation of the TSR will take into account the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions immediately preceding (but not including) 1 April 2011 (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) 1 April 2014 (to calculate the value at the end of the period).

To receive the shares, one must remain in active service with the Group through 30 June 2014,1 and there must be a determination by the Board of Directors, upon a proposal from the Appointments and Remuneration Committee, of the absence of any of the following circumstances during the period prior to delivery:
(i)	poor financial performance of the Group;

[1]
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares shall remain under the same conditions in force as if none of such circumstances had occurred, except for the following changes:

(i) In the case of death, the right shall pass to the successors of the beneficiary.

(ii) The number of shares to deliver shall be the result of multiplying the maximum number of shares to be delivered to the beneficiary by the quotient resulting from dividing the number of days elapsed between 1 January 2011 and the date of occurrence of the death, retirement, pre-retirement, redundancy, leave or other circumstance causing the application of this rule, inclusive, by the number of days between 1 January 2011 and 30 June 2014, both inclusive.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.
The delivery of shares, if any, shall take place no later than 31 July 2014, on a date determined by the Board of Directors, or by the Executive Committee by delegation therefrom.
The shares will be delivered by the Bank or by another company of the Group, as the case may be.
4.
Other rules: In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them, and the corresponding adjustments shall be made in order for the calculation of TSR to be correct.

Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

5.	Maximum limit
The aggregate maximum limit of shares to be delivered in relation to the sixth cycle of the Performance Shares Plan will be 19,000,000, equal to 0.2251% of the share capital as of the date of the call to the Meeting (the “Aggregate Limit”).
6.	Authorisation
Without prejudice to the general provisions of item Eleven or the foregoing paragraphs, the Bank’s Board of Directors is hereby authorised to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the remuneration plan in application of prior resolutions, respecting the Aggregate Limit.

(v)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the rules for comparison between the entities of the Reference Group in the event of unforeseen changes, as well as the delivery mechanisms, without altering the Aggregate Limit or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any supervening legal requirements that prevents implementation thereof on the approved terms.

(vi)
To approve the hiring of an internationally recognised third party to verify attainment of the Objectives to which the delivery of shares is linked during the cycles of the Performance Shares Plan and to provide advice on any issues that may arise in the execution thereof. Specifically and without limitation, such third party may be entrusted with:

•	Obtaining the information on which the calculation of TSR is to be based, through appropriate sources.

•	Making such calculation.

•	Comparing the TSR between the Bank and the entities of the Reference Group.

•
Advising on the decision regarding the manner to proceed in the event of any unforeseen changes in the Reference Group list that require an adjustment of the rules used to compare them for purposes of the Performance Shares Plan.

(vii)
To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares is contingent, as well as to determine if, according to the plan referred to herein, the conditions to which such receipt is made contingent have been fulfilled, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Ten A.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own executives.

TEN B.—
Approval of the second cycle of the Deferred and Conditional Share Plan.
To approve the second cycle of the Deferred and Conditional Share Plan on the following terms and conditions:
I. Purpose and Beneficiaries:
The second cycle of the Deferred and Conditional Share Plan shall be applied in relation to the variable remuneration in cash or bonus for financial year 2011 approved by the Board of Directors, or the appropriate body in each case, for the executive directors or employees of the Santander Group whose gross variable remuneration or annual bonus for 2011 is generally above 300,000 euros (gross), in order to defer a portion of said variable remuneration or bonus for payment, if any, within a three-year period, in Santander shares, in accordance with the rules set forth below. This second cycle shall not apply to the executive directors, other members of senior management or other executives who are beneficiaries of the Deferred and Conditional Variable Remuneration Plan referred to in item Ten C) below.
II. Operation
In addition to the beneficiary remaining with the Santander Group,2 the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors, and following a proposal of the Appointments and Remuneration Committee:
(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of the internal regulations, including in particular those related to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

[2]
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares (as well as the corresponding dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares (as well as the corresponding dividends), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

The deferral of the bonus in shares will last for a period of three years and will be paid, where applicable, in three equal parts from the first year on.
The amount to be deferred in shares shall generally be calculated in accordance with the following scale set by the Board of Directors based on the gross amount of variable remuneration in cash or annual bonus corresponding to financial year 2011:

Reference bonus	% deferred in the
(thousands of euros)	tranche
Less than or equal to 300	0%
More than 300 to 600 (inclusive)	20%
More than 600	30%
Upon each delivery of shares, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends payable for such shares from the date of notice of the bonus and through the time of delivery, whether on the first, second or third anniversary. In cases of application of the Santander Scrip Dividend Programme, the price offered by the Bank for the free allotment rights corresponding to such shares will be paid.
The beneficiaries of this second cycle of the Deferred and Conditional Share Plan may not directly or indirectly hedge them prior to the delivery thereof.
III. Maximum number of shares to be delivered
Taking into account that, in application of the above scale, the Board of Directors has estimated that the maximum amount to defer in shares of the global bonus for financial year 2011 of the beneficiaries of this cycle is 40 million euros (the “Maximum Amount Distributable in Shares”), the maximum number of Santander shares that may be delivered under this cycle of the plan (the “Deferred and Conditional Share Plan Limit”) will be determined by applying the following formula:

Deferred and Conditional Share Plan Limit	=	Maximum Amount Distributable in Shares Santander Share Price
where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2011.
IV. Other rules
In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
V. Authorisation
Without prejudice to the general provisions of item Eleven or the foregoing paragraphs, the Bank’s Board of Directors is hereby authorised to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the referred to in this resolution, respecting the maximum established limits.

(v)
To reduce the amounts which trigger the deferral, apply the measures and mechanisms that may exist to compensate the dilution effect that may occur as a result of corporate transactions, to determine the units, areas or companies in the Group in which said plan is to be put into practice or, in the event that the maximum limit of shares to be delivered is exceeded, to authorise the deferral of the excess in cash.

(vi)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plans or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any supervening legal requirements that prevents implementation thereof on the approved terms.

(vii)
To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares is contingent, as well as to determine if, according to the plan referred to herein, the conditions to which such receipt is made contingent have been fulfilled, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, take any actions and execute all such documents as may be necessary or appropriate.

The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Ten B.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own executives.
TEN C.—
Approval of the first cycle of the Deferred and Conditional Variable Retribution Plan.
To approve the first cycle of the Deferred and Conditional Variable Retribution Plan on the following terms and conditions:
I. Purpose and Beneficiaries
The first cycle of the Deferred and Conditional Variable Retribution Plan shall be applied in relation to the variable remuneration in cash or bonus for financial year 2011 approved by the Board of Directors, or the appropriate body in each case, for the executive directors and for certain executives (including senior management) and employees who assume risks, perform control functions or receive overall remuneration which puts them at the same remuneration level as senior executives and employees who assume risks, all of whom are referred to as “Identified Staff” in accordance with the aforementioned Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010.
The number of beneficiaries is approximately 250 persons, who will be distributed for purposes of this first cycle among three groups: “Executive Directors,” made up of the directors of the Bank with executive duties, “Division Directors,” made up of divisional directors and other Group executives with a similar profile, and “Other Executives Subject to Supervision,” made up of the other executives who are beneficiaries of this first cycle.
The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, with any payment thereof being made in cash and Santander shares, also paying the other portion of such variable remuneration in cash and Santander shares upon commencement, all in accordance with the rules set forth below.
II. Operation
The total variable remuneration (bonus) for financial year 2011 of the beneficiaries for financial year 2011 will be paid in accordance with the following percentages, based on the time at which the payment occurs and the group to which the beneficiary belongs (the “Immediate Payment Percentage,” to identify the portion of the bonus for which payment is not deferred, and the “Deferred Percentage,” to identify the portion of the bonus for which payment will be deferred):

	Immediate Payment
	Percentage	Deferred Percentage
Executive Directors	40%	60%
Division Directors and other executives of the Group with a similar profile	50%	50%
Other Executives Subject to Supervision	60%	40%

Taking into account the foregoing, the total variable remuneration (bonus) for financial year 2011 for the beneficiaries of this first cycle will be paid as follows:
(i)
In 2012, each beneficiary, based on the group to which the beneficiary belongs, will receive the Immediate Payment Percentage applicable in each case in halves and net of taxes or withholding, in cash and Santander shares (the Initial Date,” which is understood as the specific date on which the Immediate Payment Percentage is paid).

(ii)
The payment of the Deferred Percentage of the bonus applicable in each case based on the group to which the beneficiary belongs will be deferred for a period of 3 years and will be paid in thirds, within fifteen days following the anniversaries of the Initial Date in 2013, 2014 and 2015 (the “Anniversaries”), provided that the conditions listed below are met.

(iii)
Of the deferred amount, upon payment (or withholding) of the taxes applicable at any time, the resulting net amount will be paid in thirds, within fifteen days following the first, second and third Anniversaries, 50% in cash and the other 50% in Santander shares.

(iv)
Beneficiaries who receive Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or engage in the direct or indirect hedging thereof for a period of one year from each delivery of shares. Nor may the beneficiaries engage in direct or indirect hedging of the shares prior to the delivery thereof.

In addition to the beneficiary remaining with the Santander Group,3 the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors, and following a proposal of the Appointments and Remuneration Committee:
(i)	poor financial performance of the Group;

[3]
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and he deferred cash amounts (as well as the corresponding dividends and interests) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as the corresponding dividends and interests), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.
The Board of Directors, upon a proposal of the Appointments and Remuneration Committee, and based on the degree of compliance with such conditions, will on each occasion determine the amount of the deferred remuneration to be paid.
If the above requirements are met on each Anniversary, the cash and shares will be delivered to the beneficiaries, in thirds, within fifteen days following the first, second and third Anniversary.
On each delivery of shares and cash, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid for the deferred amount in shares of the annual bonus and the interest accrued on the deferred cash amount of the annual bonus, in both cases from the Initial Date until the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend programme, the price paid will be that offered by the Bank for the free allotment rights corresponding to such shares.
III. Maximum number of shares to be delivered
The final number of shares allocated to each beneficiary will be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholding); and (ii) the average weighted daily volume of the average weighted listing prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s executive directors for financial year 2011.
Taking into account that the Board of Directors’ has estimated that the maximum amount of the bonus to deliver in shares to the beneficiaries of the first cycle of the Deferred and Conditional Variable Remuneration Plan is 165 million euros (the “Maximum Amount Distributable in Variable Remuneration Shares” (“MADVRS”), the maximum number of Santander shares that can be delivered to such beneficiaries under this cycle of the plan (the “Variable Remuneration Shares Limit” (“VRSL”) will, after deducting applicable taxes (or withholding), be determined by application of the following formula:

VRSL	=	MADVRS
Santander Share Price
where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2011.

The Maximum Distributable Amount in Variable Remuneration Shares includes an estimate of the maximum amount of the bonus to be delivered in shares for the executive directors of the Bank, which is 17.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be to the executive directors under this cycle of the plan (the “Executive Director Share Limit,” or “EDSL”), after the deduction (or withholding) of applicable taxes, will be determined by applying the following formula:

EDSL	=	MADSED
Santander Share Price
where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2011.
IV. Other rules
In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.
If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
V. Authorisation
Without prejudice to the general provisions of item Eleven or the foregoing paragraphs, the Bank’s Board of Directors is hereby authorised to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the plan referred to in this resolution, complying with the maximum limits.

(v)
To determine, with respect to the groups of division directors and other executives of the Group with a similar profile and Other Executives Subject to Supervision, the attribution of the relevant beneficiaries to one group or the other, to set the specific number of beneficiaries of the plan without altering the maximum amount of the bonus to be allotted in shares, to establish the market interest to apply to the deferred portion to be paid in cash, to apply the measures and mechanisms that may exist to compensate the dilution effect that may occur as a result of corporate transactions, or, in the event that the maximum limit of shares to be delivered is exceeded with respect to any of the three groups to which the plan is directed, to authorise the deferral of the excess in cash.

(vi)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plans or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plan to meet any supervening legal requirements that prevents implementation thereof on the approved terms.

(vii)
To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares or corresponding deferred remuneration is contingent, as well as to determine if, according to the plan referred to herein, the conditions upon which the delivery of the corresponding shares to the beneficiaries is made contingent have been fulfilled; with the power to modulate the cash and the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Ten C.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own managers.
TEN D.—
Approval of an incentive plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom by means of options to shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.
To approve a voluntary savings plan applicable to the employees of Santander UK plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital). Each of the subgroups and companies will finally decide whether or not to apply this plan to its employees. The characteristics of this plan (“sharesave scheme”) are as follows:
A plan in which between 5 and 250 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, without interest, but forfeits the right to exercise the options.

The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2011.
The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2011.
The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan referred to in this resolution or other past or future “sharesave” plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver under this plan, approved for 2011, is 7,800,000, equal to 0.0924% of the share capital as of the date of the call to the Meeting.
The plan is subject to the approval of the taxing authorities of the United Kingdom.
Without prejudice to the generality of the provisions of resolution ELEVEN below, the Board of Directors is authorised, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and specify, to the extent required, the rules set forth herein. All of the foregoing shall be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK Plc., of companies within the subgroup thereof, and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and specify the rules applicable thereto.
ELEVEN.— Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorise the Board of Directors to interpret, remedy, supplement, carry out and further develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution ELEVEN.

B) To authorise Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Jaime Pérez Renovales so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned gentlemen are also severally empowered to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.””
I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Appointments and Remuneration Committee on directors’ remuneration policy was submitted to the shareholders for an advisory vote at the General Meeting.
I LIKEWISE HEREBY CERTIFY that the Secretary reported to the aforementioned General Shareholders’ Meeting on the explanatory report the amendments to the Rules and Regulations of the Board of Directors agreed since the last General Meeting.
I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr. Juan de Dios Valenzuela Garcia, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.
And to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 17 June 2011.

Reviewed Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 19, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President